Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER, BC, June 3, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2021 Annual General Meeting, which was held yesterday as a virtual event.

All nominees listed in the Management Proxy Circular dated April 12th, 2021 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the "Our Leadership" section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas P. Hayhurst	124,078,002	95.02	6,505,681	4.98
Kui (Kevin) Jiang Duy-Loan Le	86,229,791 125,979,546	66.03 96.47	44,353,892 4,604,137	33.97 3.53
Randy MacEwen	128,650,412	98.52	1,933,271	1.48
Marty Neese	128,456,264	98.37	2,127,419	1.63
James Roche Shaojun (Sherman) Sun	128,835,707 98,420,556	98.66 75.37	1,747,976 32,163,127	1.34 24.63
Janet Woodruff	122,745,293	94.00	7,838,390	6.00

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company, an advisory vote approved the approach to executive compensation, and equity-based compensation plans were approved, as disclosed in the Company's Management Proxy Circular.

Item	For	% For	Against	% Against	Withheld	% Withheld
Appointment of Auditors	138,230,488	92.67	-	-	10,929,918	7.33
Executive Compensation	112,979,427	86.52	17,604,256	13.48	-	-
Equity-based Compensation Plans	96,526,416	73.92	34,056,468	26.08	-	-

Final voting results on all matters voted on at the Annual General Meeting held on June 2nd, 2021 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 03-JUN-21